Exhibit 28(d)(22)

Amendment No. 1

to

PEAR TREE ADVISORS, INC.

INVESTMENT SUB-ADVISORY AGREEMENT

Amendment No. 1 dated December 1, 2018 to the Investment Sub-Advisory Agreement dated February 15, 2018 (the “Sub-Advisory Agreement”) between Pear Tree Advisors, Inc. (the “Manager”) and Chartwell Investment Partners, LLC (the “Sub-Adviser”).

1.	Compensation to be Paid by the Manager to the Sub-Adviser. The Sub-Advisory Fee to be paid by the Manager to the Sub-Adviser for services rendered pursuant to the Sub-Advisory Agreement will be an annual flat fee of $90,000.

IN WITNESS WHEREOF, Pear Tree Advisors, Inc., and Chartwell Investment Partners, LLC, have each caused this instrument to be signed in duplicate in its behalf by one of its officers duly authorized on this 1st day of December 2018.

PEAR TREE ADVISORS, INC.

By:
Name: Willard L. Umphrey
Title: President

CHARTWELL INVESTMENT PARTNERS, LLC

By:
Name:
Title: